Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

FSSL

View as webpage

FS Investments + Portfolio Advisors are now Future Standard.

Learn more at FutureStandard.com.

FS SPECIALTY LENDING FUND PROXY RESOURCES

To help navigate you and your clients through the FSSL shareholder proxy, we will be sending monthly communications with key resources and updates. Visit www.fsproxy.com for the latest information.

As a reminder, shareholder approval of all three proposals is required for the proposed listing to occur.[1] If you have not done so already, review the resources below and check in with your clients to make sure they're prepared.

SHAREHOLDER MEETING POSTPONED

- The special shareholder meeting has been postponed until **September 26, 2025 at 11 AM ET.**
- Your clients will be receiving **this letter** to notify them of this change.
- If your clients have already voted, there is no further action needed.
- Otherwise, please encourage your clients to vote to avoid the additional expense of continued solicitation.

HOW CAN YOUR CLIENTS VOTE?

– **NEW:** For brokerage accounts only, download the **ProxyVote app**. Create an account using the email address associated with your brokerage account.

– **Online** by visiting **proxyvote.com**. Proxy card required.

– **Call** 1-844-202-3147. No proxy card required.

– **Mail** the completed ballot in the postage-paid envelope provided.

CAN I VOTE ON BEHALF OF MY CLIENTS?

– If you have the discretion to vote on behalf of your clients and the accounts are direct-held, complete the **attestation form** and **spreadsheet** and return to Broadridge, the Fund's proxy solicitation agent, using the directions provided in the form.

– If you need help aggregating a list of clients invested in the Fund, please visit DST Vision or call our Client Relations team at 1-877-628-8575, press option #4.

WHAT CAN I SEND MY CLIENTS TO PROVIDE VOTING INSTRUCTIONS AND EXPLAIN THE PLANNED LISTING PROCESS?

– Copy and paste this **email template** to share with your clients.

– This information is also available on **www.fsproxy.com.**

WHY SHOULD YOUR CLIENTS VOTE?

– In order to list the Fund as proposed, your client's vote is needed, regardless of how many shares are owned.

– The Board believes each of the proposals is in the best interests of the Fund and its shareholders and unanimously recommends a vote "FOR" each proposal.

– This is the proposed path to liquidity.

– To stop voting solicitations from Broadridge.

WHAT ARE THE SHAREHOLDER PROXY PROPOSALS?

- **Proposal 1: Approve an amendment to the Declaration of Trust (DOT) to eliminate Article XII.**
  - Certain provisions in the DOT currently prohibit the Fund from engaging in a "Roll-Up Transaction."
  - These provisions were originally adopted to comply with certain 'blue sky' regulations applicable during the Fund's public offering but will no longer apply once the Fund is listed as a closed-end fund.
  - This proposal seeks to remove those provisions from the DOT to facilitate the Fund's conversion to a closed-end fund through the reorganization.

- **Proposal 2: Approve an amendment of the DOT to clarify the shareholder voting standard in connection with a merger or reorganization of the Fund that has been approved by the Board of Trustees.**
  - This proposal seeks to amend the DOT to clarify the board and shareholder approval requirements for converting the Fund to a registered closed-end fund through the reorganization.
  - The current language may create ambiguity in interpreting the shareholder vote requirement. The proposed changes are intended to clarify this language and ensure alignment with the Fund's planned conversion through the reorganization.
  - This proposal seeks to remove those provisions from the DOT to facilitate the Fund's conversion to a closed-end fund through the reorganization.

- **Proposal 3: Approve the Agreement and Plan of Reorganization.**
  - The Agreement and Plan of Reorganization provides for the proposed reorganization of the Fund through the merger of the Fund with and into a newly formed closed-end fund.
  - As part of the reorganization, all outstanding common shares of the Fund will be exchanged for newly issued shares of the new closed-end fund.
  - There will be no change to the Fund's investment objectives or strategy.[2]
  - The Adviser will no longer earn a capital gains incentive fee and a portion of the base management and incentive fee on income will be waived commencing upon the listing and continuing for as long as FSSL is a registered closed-end fund.

CLIENT-FRIENDLY RESOURCES

- www.fsproxy.com
- Proxy voting video
- FAQ
- Listing overview presentation
- Listing overview video

1. Subject to shareholder approval, final board approval and market conditions.
2. The investment strategy will remain the same except for certain requirements specific to BDCs under the 1940 Act, which won't apply once the Fund is converted to a closed-end fund. The Fund's Adviser is currently jointly operated by an affiliate of Future Standard and EIG Asset Management, LLC. Concurrent with the conversion to a closed-end fund, Future Standard will acquire EIG's interest in the Adviser, making the Adviser an indirect, wholly-owned subsidiary of Future Standard.

CAUTIONARY STATEMENT FORWARD-LOOKING STATEMENTS

Statements included herein may constitute "forward-looking" statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, including but not limited to, liquidity events. Words such as "intends," "will," "believes," "expects," and "may" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, geo-political risks, risks associated with possible disruption to the Fund's operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in the Fund's operating area, unexpected costs, the ability of the Fund to complete the listing of the common shares on a national securities exchange, the price at which the common shares may trade on a national securities exchange, and failure to list the common shares on a national securities exchange, and such other factors that are disclosed in the Fund's filings with the Securities and Exchange Commission (the "SEC"). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with shareholder proposals referenced herein, on April 30, 2025, the Fund and the successor fund filed with the Securities and Exchange Commission ("SEC") solicitation materials in the form of a joint proxy statement/prospectus that will be included in a registration statement on Form N-14. The registration statement may be amended or withdrawn and the proxy statement and/or joint proxy statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about the reorganization, the shareholder proposals, the Fund and the successor fund. After they are filed, free copies of the proxy statement/prospectus and other documents will be available on the SEC's web site at www.sec.gov or at www.fsproxy.com.

IMPORTANT INFORMATION

The Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies from shareholders in connection with the matters described herein. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the proxy statement and any other materials filed with the SEC in connection with the Fund's 2024 annual meeting of shareholders. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the matters described herein when it is available. Shareholders are able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Fund with the SEC for no charge at the SEC's website at www.sec.gov. Copies are available at no charge at the Fund's website at

www.fsproxy.com.

An investment in FS Specialty Lending Fund involves a high degree of risk and may be considered speculative. Investors are advised to consider the investment objectives, risks, charges and expenses of FS Specialty Lending Fund carefully. Investors should read and carefully consider all information found in FS Specialty Lending Fund's reports filed with the U.S. Securities and Exchange Commission. FSSL closed to new investors in November 2016.

On September 29, 2023, FS Energy & Power Fund was renamed FS Specialty Lending Fund as a part of a plan to transition the Fund's investment strategy from investing primarily in private U.S. energy and power companies to a diversified credit strategy investing in private and public credit in a broader set of industries, sectors and subsectors.

This email and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of this email is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this email is strictly prohibited. If you have received this email in error, please notify the sender immediately by replying to this email message or by telephone at 877-628-8575 and delete this email and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender's employer, its affiliated companies or any other person. Although the sender's employer attempts to sweep email and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses.

FS Investment Solutions, LLC | 201 Rouse Boulevard | Philadelphia, PA 19112
877-628-8575 | www.fsinvestmentsolutions.com | Member FINRA/SIPC

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